UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   July 12, 2004

HARRELL HOSPITALITY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

0-2661	13-1946181
(Commission File Number)	(IRS Employer Identification No.)

16475 Dallas Parkway, Suite 410, Addison, Texas	75001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (972) 380-0273

(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets.

With a settlement date of July 12, 2004, Harrell Hospitality Group, Inc. (the "Company") sold a total of 4,547,812 shares of the common stock of Energy Technique, a United Kingdom publicly listed company ("ET") in several transactions at various prices between 5.05 pence and 7.50 pence per share (approximately $0.0940 per share to $0.1396 per share based on an exchange rate at the time of £1.00 = US$1.8611). The Company has also exercised 2,961,509 options at an exercise price of 3.0 pence. The Company has also committed to sell the 2,961,509 shares purchased by exercising the options with delivery set for July 22, 2004. The sales were made to pay off loans and add to the working capital of the Company.   These sales constitute a total liquidation of the Company's ownership in ET.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By Order of the Board of Directors,

_____

Paul L. Barham, Chief Executive Officer

Addison, Texas
July 12, 2004